Exhibit 99.3

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, Ontario, Canada M9B 6C7	Tel: 416-640-0400 Fax: 416-640-0412 www.northcore.com

NORTHCORE TECHNOLOGIES INC.

2011 Management’s Discussion and Analysis

March 20, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 20, 2012

OVERVIEW

Northcore Technologies Inc. (“Northcore” or the “Company”) provides enterprise level software products and services that enable its customer to purchase, manage and dispose of capital equipment.  Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore’s solutions support customers throughout the entire asset lifecycle.  Our integrated software solutions and support services are designed for organizations in the financial services, manufacturing, oil and gas, mining, and government sectors to:

•      Streamline the sourcing and procurement of critical assets, while reducing purchasing costs;
•      Track the location of assets to support improved asset utilization and redeployment of idle equipment;
•	Manage the appraisal of used equipment more effectively, resulting in a better understanding of fair market values; and
•      Accelerate the sale of surplus assets while generating higher yields.

Northcore owns 50 percent of GE Asset Manager, LLC (also referred to as “GE Asset Manager”), a joint business venture with GE Capital Corporation, through its business division GE Commercial Finance, Capital Solutions.  Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.

Northcore’s shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).

Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) and are presented in Canadian dollars.  Unless otherwise indicated, all disclosures in this Management Discussion and Analysis (MD&A) are presented in accordance with such principles and currency.

DEVELOPMENTS IN 2011

Northcore completed a number of customer and operational activities throughout the course of 2011.  These activities were designed to accelerate revenue opportunities, solidify our financial position, and strengthen our abilities to work with our customers and partners.

Operational Activities
•	Recruited a new CEO, Chairman and two Board of Directors members to assist with corporate realignment and growth initiatives;
•	Completed the acquisition of the Discount This asset base, inclusive of unique Intellectual Property, to serve as the basis for a coordinated IP strategy;
•	Opened a U.S. based office in Naples, Florida to facilitate greater access to American market opportunities;
•	Completed major upgrades to production information technology infrastructure, including Server Architecture, Database Management Systems and Operating Environments;
•
Launched a strategic initiative with Pellegrino and Associates to position Northcore to take advantage of high growth domains with its proprietary Working Capital Engine and Dutch Auction IP portfolio;

•	Closed an equity private placement, generating net proceeds of $713,000 through the issuance of common shares and warrants;
•	Secured $3,574,000 in proceeds through the exercise of warrants and options by current holders; and
•	Continued to strengthen our balance sheet through the conversion of all remaining secured subordinated notes into equity and repayment of notes payable.

Northcore Technologies Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 20, 2012

Customer Activities
During 2011, Northcore focused on expanding the breadth of existing customer relationships and extending the product line in order to open up new opportunities.  Results of this strategy include:

•
Successful deployment of Northcore’s e-tendering technology for the Irish Government Health Services Executive’s initial online acquisition pilot, resulting in a 30 percent savings on a €30 million acquisition;

•	Launch of the Home Hardware Dealer-Owners Connect website at the bi-annual Home Hardware market showcase;
•	Formation of a Social Commerce Group to focus on helping corporations leverage social media to accelerate buying and selling;
•	Contractual renewal of multiple long-term enterprise clients;
•	Execution of new contractual agreements with customers in multiple industry segments;
•	Implementation of an “Intelligent Agent” data extraction initiative for a major strategic partner; and
•	Awarded of Vendor of Record status by Ontario Government.

Joint Venture with GE Commercial Finance
Throughout 2011, Northcore continued to strengthen the relationship with GE Capital and engage on a number of initiatives through its joint venture entity, GE Asset Manager, LLC.

The technology underpinnings of the associated products of Asset Seller and Asset Tracker have evolved and seen considerable success in implementations for such important customers such as the NACCO Material Handling Group and the Bobcat Company.  The year also saw accelerated forays into the mobile device space with delivery of Asset Management "Apps". During this period cornerstone client remarketing portals such as GEasset.com, nfsassetseller.com and ToroUsed.com have also continued to gain in terms of customer base and item sell-through.

Both founding partners believe that the opportunities for the venture are significant and look forward to bringing compelling offerings to a growing client base in 2012.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the United States federal securities laws.  These risks include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause our results to differ materially from expectations.

These risks include:

•	The timing of our future capital needs and our ability to raise additional capital when needed;
•	Increasingly longer sales cycles;
•	Potential fluctuations in our financial results and our difficulties in forecasting;
•	Volatility of the stock markets and fluctuations in the market price of our stock;
•	The ability to buy and sell our shares on the Over the Counter Bulletin Board;
•	Our ability to compete with other companies in our industry;
•	Our dependence upon a limited number of customers;
•	Our ability to retain and attract key personnel;
•	Risk of significant delays in product development;
•	Failure to timely develop or license new technologies;
•	Risks relating to any requirement to correct or delay the release of products due to software bugs or errors;
•	Risk of system failure or interruption;
•	Risks associated with any further dramatic expansions and retractions in the future;
•	Risks associated with international operations;

Northcore Technologies Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 20, 2012

•	Problems which may arise in connection with the acquisition or integration of new businesses, products, services, technologies or other strategic relationships;
•	Risks associated with protecting our intellectual property, and potentially infringing the intellectual property rights of others;
•	Fluctuations in currency exchanges;
•	Risks to holders of our common shares following any issuance of our preferred shares; and
•	The ability to enforce legal claims against us or our officers or directors.

Other such risks as we may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission, and Management Information Circular, may also cause our results to differ materially from expectations.

We encourage you to carefully review these risks, as outlined above, to evaluate your existing or potential investment in our securities.

GENERAL INDUSTRY, ECONOMIC AND MARKET CONDITIONS

Northcore’s future revenues and operating results are largely dependent on a number of industry, economic and market conditions.   If any of these conditions were subject to adverse developments, our operational performance would be affected.  For example, if consolidation occurs within the target industries we operate in, adverse economic conditions impact our existing base of customers, or if the demand for asset management solutions decreases, our ability to increase our customer base, improve our revenues and generate a profit may be impacted.

COMPETITIVE LANDSCAPE

Northcore operates in a very competitive marketplace against organizations that, in some cases, are larger, have more resources, or broader technology offerings.  These competitive organizations include Oracle, SAP, and Ariba, among others.

Our future success is dependent on our ability to gain market share from these competitors while ensuring that our existing customer base is free of any competitive encroachment.

CUSTOMER CONCENTRATION

In 2011, two customers accounted for 50 percent and 31 percent, respectively, (2010 - one customer accounted for 75 percent) of total revenues.  If our relationships with any of these customers is severed or meaningfully altered, we would experience a significant decline in our performance, particularly through reduced revenues.

INTERNATIONAL MARKETS

Since the sale of our Norway business unit in 2006, Northcore has concentrated its sales and marketing efforts primarily in North America.  Due to the increase in International opportunities, Northcore has engaged sales and marketing support in the Ireland and U.K. area to focus on this strata of potential clientele.  Recently, Northcore successfully deployed an e-tendering technology for the Irish Government Health Services Executive’s initial online sourcing pilot.

Northcore Technologies Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 20, 2012

Operating as an organization with an international presence and an international base of customers exposes Northcore to a number of risks and uncertainties that may impact our operational performance.  These risks and uncertainties include:

•	Fluctuations in currency exchanges;
•	Unexpected changes to foreign laws and regulations, and foreign tax laws;
•	Local residency requirements for our sales and professional service personnel; and
•	Fluctuations to local demand for asset management technology and services.

FOREIGN EXCHANGE RISK

The Company’s revenue from software licensing and related services and e-commerce enabling agreements is transacted in Canadian and U.S. dollar currencies.  As a portion of our revenues are realized in U.S. dollar and our expenses are transacted in Canadian dollar, the appreciation of the U.S. dollar against the Canadian dollar may have a favorable impact on our results.  The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations.

INTEREST RATE RISK

The Company has limited exposure to fluctuations in interest rates due to the Company’s debt instruments bearing fixed interest rates.  The Company does not use derivative instruments to manage its exposure to interest rate risk.

CREDIT RISK

Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

The Company invests its cash and cash equivalents in investments that are of high credit quality.  Given these high credit ratings, the Company does not expect any investees to fail to meet their obligations.

At December 31, 2011, three customers accounted for 42 percent, 18 percent and 12 percent, respectively, (2010 - two customers accounted for 33 percent and 31 percent, respectively) of total accounts receivable.    The allowance for doubtful accounts recorded as at December 31, 2011 was $nil (2010 - $nil).

GOING CONCERN

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2011.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings will be successful.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern.  If the going concern assumption was not appropriate, adjustments would be necessary in the carrying value of assets and liabilities, and the reported losses and the balance sheet classification used.

The continued existence beyond 2011 is dependent on the Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties, and to raise additional financing.

Northcore Technologies Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 20, 2012

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years.  These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future.  These estimates have been applied in a manner consistent with that in the prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the assumptions utilized in these consolidated financial statements.  Significant estimates made by the Company include the determination of the recoverable amount of intangible assets, the useful lives of property and equipment and other assets for depreciation purposes, amounts recorded as accrued liabilities, valuation of stock-based payments, the fair value assigned to the debt and equity components of the secured subordinated notes and the expected requirements for non-operational funding.  Actual results could differ from these estimates.

The Company determines the fair value stock-base compensation using the Cox-Rubinstein binomial valuation model, which requires management to make assumptions regarding the volatility rate, risk free interest rate, average share price, expect term and dividend yield.

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment.  As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We have determined that the critical accounting policies related to our core ongoing business activities are primarily those that relate to revenue recognition.  Other significant accounting policies are described in Note 3 to our audited annual consolidated financial statements for the year ended December 31, 2011.

REVENUE RECOGNITION

The Company’s revenues are derived from services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support), and application hosting fees.  Fees for services are billed separately from licenses of the Company’s products.

Revenue from the rendering of services is recognized when the following criteria are met:
•	The amount of revenue can be measured reliably;
•	The stage of completion can be measured reliably;
•	The receipt of economic benefits is probable; and
•	The costs incurred or to be incurred can be measured reliably.
•
Revenue from the sale of goods is recognized when the following criteria are met:
•	The amount of revenue can be measured reliably;
•	The risks and rewards of ownership have been transferred to the buyer;
•	The receipt of economic benefits is probable; and
•	The costs incurred or to be incurred can be measured reliably.

In addition to the above general principles, the Company applies the following specific revenue recognition policies:
•	Application Development Fees
Typically, development of applications for the Company’s customers are provided based on a predetermined fixed hourly rate basis.  Revenue is recognized as time is incurred throughout the development process.

Northcore Technologies Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 20, 2012

•	Implementation, Training and Consulting Service Fees

The Company receives revenue from implementation of its product offerings, consulting services and training services.  Customers are charged a fee based on time and expenses.  Revenue from implementation, consulting service and training fees is recognized as the services are performed or deferred until contractually defined milestones are achieved or until customer acceptance has occurred, as the case may be, for such contracts.

•	Product Maintenance and Customer Support Fees
The Company receives revenue from maintaining its products and the provision of on-going support services to customers.  The maintenance and support fees are typically equal to a specified percentage of the customers’ license fee.  If associated with the fixed fee license model, the maintenance revenues received are recorded as deferred revenue and recognized on a straight-line basis over the contract period.

Services revenue from maintenance and support is recognized when the services are performed.  Maintenance and support revenues paid in advance are non-refundable and are recognized on a straight-line basis over the term of the agreement, which typically is 12 months.

•	Hosting Fees
The Company earns revenue from the hosting of customer websites and applications.  Under existing hosting contracts, the Company charges customers a recurring periodic flat fee.  The fees are recognized as the hosting services are provided.

•	Multiple Deliverable Revenue Arrangements
The Company also enters into transactions that represent multiple elements arrangements, which may include one or more of the following: software, application development, maintenance, hosting, and/or other professional service offerings.  These multiple element arrangements are assessed to determine whether they can be sold separately  in order to determine if they can be treated as more than one unit of accounting or element for the purpose of revenue recognition.  The Company allocates the arrangement fee, in a multiple element transaction, to the separate elements based on their relative selling prices, as indicated by vendor-specific objective evidence or third-party evidence of selling price, and if both are not available, estimated selling prices are used.  The allocated portion of the arrangement which is undelivered is then deferred.

RECENT ACCOUNTING PRONOUNCEMENTS

The following accounting standards, amendments and interpretations have been issued but are not yet effective for the Company. Management is currently assessing the impact of the new standards on the Company’s accounting policies and financial statement presentation.

•
IFRS 9, Financial Instruments was issued by the IASB in October 2010 and will replace IAS 39, Financial Instruments: Recognition and Measurement.  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39.  The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9.  The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS 9 is effective for annual periods beginning on or after January 1, 2013.  The IASB has proposed to move the effective date of IFRS 9 to January 1, 2015.

•
IFRS 13, Fair Value Measurement was issued by the IASB in May 2011.  IFRS 13 establishes new guidance on fair value measurement and disclosure requirements for IFRSs and U.S. generally accepted accounting principles (GAAP).  The guidance, set out in IFRS 13 and an update to Topic 820 in the FASB’s Accounting Standards Codification (formerly referred to as SFAS 157), completes a major project of the boards’ joint work to improve IFRSs and US GAAP and to bring about their convergence.

Northcore Technologies Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 20, 2012

The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

•
IAS 1, Presentation of Financial Statements was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified.  The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged.  The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

SELECTED ANNUAL INFORMATION

Year ended December 31,	2011	2010
(in thousands of Canadian dollars, except loss per share)
Revenues	$785	$582
Other income:
Income from GE Asset Manager, LLC	69	43
Operating expenses:
General and administrative	1,670	1,440
Customer service and technology	726	734
Sales and marketing	260	188
Stock-based compensation	1,873	517
Depreciation	32	22
Total operating expenses	4,561	2,901
Loss from operations	(3,707)	(2,276)
Finance costs:
Cash interest expense	103	154
Accretion of secured subordinated notes	124	115
Total finance costs	227	269
Other expenses:
Gain on settlement of debt	-	(57)
Provision for impaired investment	-	544
Total other expenses	-	487
LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	$(3,934)	$(3,032)
LOSS PER SHARE, BASIC AND DILUTED	$(0.020)	$(0.019)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	196,180	162,899

Northcore Technologies Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 20, 2012

RECONCILIATION OF LOSS TO OPERATIONAL EBITDA(1)

Year ended December 31,	2011	2010
	(in thousands of Canadian dollars)
Loss for the year, as per above	$(3,934)	$(3,032)
Reconciling items:
Stock-based compensation	1,873	517
Depreciation	32	22
Finance costs:
Cash interest expense	103	154
Accretion of secured subordinated notes	124	115
Other Items:
Professional fees (2)	235	-
Gain on settlement of debt	-	(57)
Provision for impaired investment	-	544
OPERATIONAL EBITDA	$(1,567)	$(1,737)

(1)
 Operational EBITDA is defined as the loss before interest, taxes, depreciation, stock-based compensation and other non-recurring expenses.  The Company considers Operational EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.  Operational EBITDA should not be considered as a substitute or alternative for operating loss or loss for the year, in each case determined in accordance with IFRS.

(2)
Non-recurring professional fees relates to consulting fees paid in connection with the recruitment of new senior management and Board members, as well as engaging an Intellectual Property firm to help examine the applicability of the Company’s core technology.

FINANCIAL PERFORMANCE

Comparison of Years Ended December 31, 2011 and December 31, 2010

Overview:  The Operational EBITDA loss was $1,567,000 for 2011 as compared to $1,737,000 for 2010, an improvement in the Operational EBITDA loss of $170,000 or 10 percent.   The improvement in the Operational EBITDA loss was primarily due an increase in revenues, partially offset by an increase in sales and marketing expenses.

Our loss for the year ended December 31, 2011 was $3,934,000, an increase of $902,000 or 30 percent from the loss of $3,032,000 reported for the year ended December 31, 2010.   The increase in loss was attributable to the increase in operating expenses, partially offset by the increase in revenues and the decrease in interest expense.   The increase in operating expenses was largely due to stock-based compensation, which increased by $1,356,000 as compared to the prior year.

Revenues:  Revenues are comprised of services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support) and application hosting fees.

Revenues increased by $203,000 or 35 percent to $785,000 for the year ended December 31, 2011, as compared to $582,000 for the same period of 2010.  The growth in revenues was attributed to the higher social commerce services revenues in connection with group purchase platform and applications implementation for our strategic partners.

Income from GEAM, LLC:  Income is derived from using the equity method of accounting to record the Investment in GEAM, LLC.  The increase in income recorded was due to the execution of a new hosting agreement with NMHG Financial Services during the fourth quarter of 2010.

Northcore Technologies Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 20, 2012

General and Administrative:  General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than technology staff compensation (which is included in customer service and technology expenses), and sales and marketing staff compensation (which is included in sales and marketing expenses), occupancy costs, foreign exchange gains or losses, professional fees, insurance, investor relations, regulatory filing fees, and travel and related costs.

General and administrative expenses increased by $230,000 or 16 percent, to $1,670,000 for the year ended December 31, 2011, as compared to $1,440,000 for the year ended December 31, 2010.  The increase was attributed to higher non-cash, non-recurring professional fees in connection with the recruitment of new senior management and Board members, as well as engaging an intellectual property firm to help examine the applicability of the Company’s core technology and intellectual property portfolio in selected business domains.  The increase was partially offset by savings in the areas of investor relations and financing fees.

Customer Service and Technology:  Customer service and technology expenses consist of costs associated with acquired and internally developed software, and research and development expenses, including fees to independent contractors and salaries and related expenses of personnel engaged in these activities.

Customer service and technology expenses the year ended December 31, 2011 amounted to $726,000, relatively consistent with $734,000 for the year ended December 31, 2010.

Sales and Marketing:  Sales and marketing costs include all salaries and related expenses of sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.
Sales and marketing costs increased by $72,000 or 38 percent, to $260,000 for the year ended December 31, 2011, as compared to $188,000 for the year ended December 31, 2010.  The increase was due to the Company engaging a sales executive in Europe during the fourth quarter of 2010 to explore new business opportunities in this region.

Stock-based Compensation:  For the year ended December 31, 2011, employee stock option expense amounted to $1,873,000, as compared to $517,000 for the year ended December 31, 2010, an increase $1,356,000.  The increase was attributed to the vesting of stock options, which were higher in 2011 due to the higher number of stock options granted to new senior management and Board members during the second quarter of 2011.

Depreciation:  Depreciation expense was $32,000 for the year ended December 31, 2011, compared to $22,000 for 2010, an increase of $10,000 or 45 percent.  The increase in depreciation was due to capital asset acquisitions totaling $92,000 during the current year.

Interest Expense:  Interest expense reflects interest incurred from debt instruments and loans.  Interest expense for the year ended December 31, 2011 was $227,000 compared to $269,000 for December 31, 2010, representing a decrease of $42,000 or 16 percent.  During 2011, cash interest expense of $103,000 and non-cash interest expense of $124,000 was incurred related to the secured subordinated notes and notes payable.  Comparatively, cash interest expense of $154,000 and non-cash interest expense of $115,000 was recorded in 2009.  The reduction in interest expense was due to the full conversions of Series L and N subordinated notes, as well as full repayment of notes payable during the current year.

Other Expenses:  Other expenses in 2010 were comprised of a provision for impaired investment in Southcore, partially offset by a gain on debt settlement with the Series G debt holders.

Northcore Technologies Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 20, 2012

SUMMARY OF QUARTERLY RESULTS

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with audited consolidated financial statements contained elsewhere in this annual report and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information presented. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict future performance.

Quarter ended	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011		Dec 31, 2010		Sep 30, 2010	Jun 30, 2010	Mar 31, 2010
(in thousands of Canadian dollars, except per share amounts)
Revenues	$212	$203	$187		$183		$176	$132	$124	$150
Other income:
Income from GE Asset Manager	15	18	1		35		11	4	7	21
Operating expenses:
General and administrative	362	351	585		372		391	311	351	387
Customer service and technology	183	181	181		181		184	174	184	192
Sales and marketing	51	75	65		69		54	42	41	51
Stock-based compensation	248	372	1,170		83		143	77	104	193
Depreciation	12	8	6		6		6	5	5	6
Total operating expenses	856	987	2,007		711		778	609	685	829
Loss from operations	(629)	(766)	(1,819)		(493)		(591)	(473)	(554)	(658)
Finance costs:
Interest on notes payable and secured subordinated notes	10	20	28		45		54	39	32	29
Accretion of secured subordinated notes	21	34	33		36		32	29	28	26
Total finance costs	31	54	61		81		86	68	60	55
Other expenses :
Gain on settlement of debt	-	-	-		-		-	(57)	-	-
Provision for impaired investment	-	-	-		-		-	544	-	-
Total other expenses	-	-	-		-		-	487	-	-
Loss and comprehensive loss for the period	$(660)	$(820)	$(1,880)	$	(574)	$	(677)	$(1,028)	$(614)	$(713)
Loss per share - basic and diluted	$(0.003)	$(0.004)	$(0.010)		$(0.003)		$(0.004)	$(0.006)	$(0.004)	$(0.005)

FOURTH QUARTER

Northcore reported consolidated revenues of $212,000 for the fourth quarter, representing an increase of $36,000 or 20 percent from the $176,000 generated in the period of 2010.  This increase was attributable to the increase in services revenue.

Northcore reported a loss for the fourth quarter of $660,000, an improvement of $17,000 or three percent compared to $677,000 reported in the same period of 2011.  The improvement in loss was attributed to higher revenues and lower interest expense, partially offset by an increase in operating expenses.

Northcore Technologies Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 20, 2012

SUBSEQUENT EVENT

Subsequent to the year ended December 31, 2011, the Company entered into an agreement to acquire a software development firm.  The purchase price of $1,000,000 will be satisfied by $300,000 cash payment and $700,000 through the issuance of 7,777,777 common shares at $0.09.  The cash payment will be satisfied by $100,000 cash payment at closing with the remaining $200,000 to be earned out over the next two years, subject to achieving specific performance criteria.  The financial effect of this transaction cannot be determined at this time.

LIQUIDITY AND CAPITAL RESOURCES

The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, option and warrant exercises, sales of equity to strategic partners and gains from investments.  Since inception, the Company has received aggregate net proceeds of $101.2 million from debt and equity financing and has realized net proceeds of $25.8 million from disposal of investments. The Company has not earned profits to date and, at December 31, 2011, has an accumulated deficit of $123 million.  The Company expects to incur losses into 2012 and there can be no assurance that it will ever achieve profitability.  Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company has historically relied on non-operational sources of financing to fund its operations.  The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan and to successfully repay or refinance obligations as they come due.  Management believes that it has the ability to raise additional financing.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

Cash increased by $1,709,000 to $1,760,000 as at December 31, 2011 from $51,000 as at December 31, 2010.
Please refer to the Consolidated Statements of Cash Flows for details of the increase in cash balance.

Current assets of $1,987,000 exceeded current liabilities (excluding deferred revenue) of $412,000 in the current fiscal year by $1,575,000.  Current assets of $238,000 were exceeded by current liabilities (excluding deferred revenue) of $1,650,000 by $1,412,000 in the prior year.  Deferred revenue has been excluded from current liabilities as it is expected to be settled by resources other than cash.

a) Operating
Cash outflows from operating activities declined to $1,890,000 in the current fiscal year compared to cash outflows from operating activities of $1,580,000 in the prior year.   The decline was due to with a decrease in non-cash working capital as per below.

Non-cash working capital resulted in outflows of $19,000 in fiscal 2011 as compared to inflows of $200,000 in fiscal 2010, a decline of $219,000, as summarized in the following table:

	2011	2010	Change
	(in thousands of Canadian dollars)

Accounts receivable	$ (36)	$ 63	$ (99)
Deposits and prepaid expenses	(4)	(1)	(3)
Accounts payable	(161)	69	(230)
Accrued liabilities	182	69	113
	$ (19)	$ 200	$ 219

Northcore Technologies Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 20, 2012

b) Investing
Investing activities resulted in cash outflows of $209,000 during fiscal 2011, compared to cash inflows of $54,000 in 2010.  Cash outflows from investing activities were the result of the acquisition of new capital and intangible assets during year.

c) Financing
Financing activities generated net inflows of $3,808,000 in fiscal 2011, as compared to $1,367,000 in fiscal 2010.  Cash inflows during the year were generated from the issuance of equity units for $1,018,000, and the exercise of warrants and options generated proceeds of $3,377,000 and $197,000, respectively, partially offset by the repayment of notes payable of $530,000, share issuance costs of $125,000 and interest payment of $129,000.  Cash inflows during 2010 were generated from the issuance of equity units for $1,008,000, notes payable for 859,000 and the exercise of warrants and options generated proceeds of $170,000 and $4,000, respectively, partially offset by the repayment of notes payable of $465,000, share issuance costs of $129,000 and interest payment of $80,000.

d) Contractual Obligations
As at December 31, 2011, the Company's contractual obligations, including payments due by periods over the next five years, are as follows:

	Total	2012	2013	2014	2015	2016
	(in thousands of Canadian dollars)

Operating leases	$ 442	$ 156	$ 156	$ 130	$ -	$ -
License agreements	150	50	50	50	-	-
	$ 592	$ 206	$ 206	$ 180	$ -	$ -

FUNDING

Overview
The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, option and warrant exercises, sales of equity to strategic partners and gains from investments.

Funding – 2011
On February 14, 2011, the Company completed a transaction resulting in the issuance of 10,478,000 equity units, priced at $0.08 per unit, for gross proceeds of $838,000 and net proceeds of $713,000 after deducting financing costs of $125,000.  Each unit consists of one common share and one share-purchase warrant.  Each warrant may be converted into a common share at the exercise price of $0.12 at any time prior to February 14, 2013.

In addition to the above financing costs, the Company issued 2,250,000 compensation options to the financing agent, Saratoga Finance Inc.  The options entitled the holder to purchase up to 2,250,000 equity units at a purchase price of $0.08 per unit, at any time prior to February 14, 2013.  Each equity unit consisted of one common share and one warrant.  Each warrant may be converted into a common share at an exercise price of $0.12, at any time prior to February 14, 2013.   These compensation options were exercised during 2011, resulting in gross proceeds of $180,000.

During the year ended December 31, 2011, Series I and L note holders, along with warrant holders from equity private placements in 2010 and 2011, exercised 26,260,000 common share-purchase warrants for total proceeds of $3,377,000.

Also during the year ended December 31, 2011, total proceeds of $197,000 were realized from the exercise of 1,334,000 stock options at an average exercise price of $0.15.

Northcore Technologies Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 20, 2012

Funding – 2010
On December 22, 2010, the Company completed a transaction resulting in the issuance of 7,816,000 equity units, priced at $0.08 per unit, for net proceeds of $625,000.  Each unit consists of one common share and one share-purchase warrant.  Each warrant may be converted into a common share at the exercise price of $0.12 at any time prior to December 22, 2012.

On August 9, 2010, the Company closed an equity transaction with GEM, securing gross proceeds of $383,000 and net cash proceeds of $300,000 after deducting legal fees and one half of the commitment fee of $90,000.  In connection with the transaction, the Company issued 2,191,000 common shares and 6,000,000 share-purchase warrants with an exercise price of $0.27 and an expiry date of August 9, 2013.

On June 16, 2010, the Company entered into an agreement with GEM Global Yield Fund Limited (“GEM”) for a $6,000,000 equity line of credit.  The Company will control the timing and maximum amount of any draw downs under this facility, and has the right, not the obligation, to draw down on available funds by requiring GEM to subscribe for the Company’s common shares at a 10 percent discount to the average closing price of the Company’s common shares over a 15 day trading period following the draw down notice date, provided that the Company’s share price during the notice period is greater than the floor price of $0.17 per share as defined in the agreement.  GEM will hold freely trading shares of the Company through a share lending facility provided by a current shareholder.  As part of the equity credit line transaction, the Company has agreed to issue 6,000,000 warrants to GEM. The warrants are exercisable for a period of three years from the closing notice date at an exercise price of $0.27 per share.  The warrants are not issuable until the first draw down of funds have occurred.

During the year ended December 31, 2010, Series I and L warrant holders exercised 1,083,000 warrants for total proceeds of $170,000.

TRANSACTIONS WITH RELATED PARTIES

During the year ended December 31, 2011, interest payments relating to the secured subordinated notes totaling $1,000 (2010 - $1,000) were made to related parties.

On July 9, 2010, Chris Bulger, Chairman of the Audit Committee, exercised 133,000 Series I warrants at an exercise price of $0.20 per warrant, for total proceeds of $27,000.

Key management personnel compensation, comprising of the Company’s executive officers, is as follows:

	2011	2010
	(in thousands)
Salaries and other benefits	$ 430	$ 355
Stock-based compensation	741	144
	$ 1,171	$ 499

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management has evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2011.  Based on that evaluation, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that, as of that date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in our corporate filings is recorded, processed, summarized and reported within the required time periods.

Northcore Technologies Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 20, 2012

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the design and operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2011.  In making this assessment, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, management believes that, as of December 31, 2011, the Company’s internal control over financial reporting was effective.

Management is aware that there is a lack of segregation of duties due to the small number of employees dealing with general, administrative and financial matters.  However, management has decided that considering the employees involved and the compensating control procedures in place, including substantive periodic review of financial statements by the Audit Committee to ensure that internal controls over financial reporting and disclosure controls and procedures are effective, the risks associated with segregation are insignificant and the potential benefits of adding employees to more clearly segregate duties do not justify the expenses associated with such increase.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no changes in the Company's internal controls over financial reporting during the year ended December 31, 2011, that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

ADDITIONAL INFORMATION

Additional information about the Company, including the Company’s Annual Information Form may be obtained on SEDAR at www.SEDAR.com.

Northcore Technologies Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 20, 2012

DIRECTORS

T. Christopher Bulger
Chairman of the Audit Committee

Anthony DeCristofaro
Chairman of the Board

Ryan Deslippe
Board Member

Marvin Igelman
Board Member

Amit Monga
Chief Executive Officer and Board Member

Jim Moskos
Chief Operating Officer and Board Member

CORPORATE OFFICE

Northcore Technologies Inc.
302 The East Mall, Suite 300
Toronto, Ontario M9B 6C7
1 888 287 7467

AUDITORS

Collins Barrow Toronto LLP
11 King Street, West, Suite 700
Toronto, Ontario, M5H 4C7

ADDITIONAL SHAREHOLDER INFORMATION

Website:
www.northcore.com

Email:
investor-relations@northcore.com

SHARES OUTSTANDING

As at December 31, 2011:
226,597,702 common shares

REGISTRAR & TRANSFER AGENT

Equity Financial Trust Company
200 University Avenue, Suite 400
Toronto, ON M5H 4H1

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange (TSX)
    Symbol: NTI

OTC Bulletin Board (OTCBB)
 Symbol: NTLNF

© 2011 Northcore Technologies Inc.

Northcore Technologies Inc.